Exhibit 99.1

AYR Wellness Reports Third Quarter 2024 Results

MIAMI, November 13, 2024 – AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, is reporting financial results for the third quarter ended September 30, 2024. Unless otherwise noted, all results are presented in U.S. dollars.

Steven M. Cohen, Interim CEO of AYR, said, “Our third quarter performance reflected ongoing macroeconomic pressure to the consumer wallet and increased competition in select markets, which affected revenue and offset the growth from the launch of adult-use sales in Ohio. However, our team adapted to drive gross margin expansion and operating efficiencies, improving our Adjusted EBITDA despite the lower revenue.

"Notwithstanding the ongoing leadership transition, we remain focused on strengthening execution and are committed to positioning AYR for sustained growth and profitability. Particularly, in 2025, we plan to expand our presence in Ohio, develop an initial footprint in Virginia, and improve our vertical operations in Florida. Although we are disappointed by the result of the Amendment 3 referendum last week in Florida, we continue to maintain strong share in the state’s medical market and see potential for revenue growth as our new indoor cultivation facility comes online next year, which will fill a crucial gap by supplying high-quality indoor flower to our stores. We are well-positioned to navigate the near-term environment as we focus on improving execution in our key markets.”

Third Quarter Financial Summary

	Q3 2023	Q2 2024	Q3 2024	% Change Q3/Q3		% Change Q3/Q2
Revenue	$114.4	$117.3	$114.3	-0.1%		-2.6%
Gross Profit	$48.1	$47.2	$43.0	-10.6%		-8.9%
Adjusted Gross Profit[1]	$60.5	$60.7	$60.4	-0.2%		-0.5%
Operating Loss	$(1.4)	$(7.7)	$(17.4)	NA		NA
Adjusted EBITDA[1]	$28.4	$25.7	$26.1	-8.1%		1.6%
Adjusted EBITDA Margin[1]	24.9%	21.9%	22.9%	-200	bps	100	bps

1 Adjusted EBITDA, Adjusted Gross Profit and Adjusted EBITDA Margin are non-GAAP measures, and accordingly are not standardized measures and may not be comparable to similar measures used by other companies. See Definition and Reconciliation of Non-GAAP Measures below. For a reconciliation of Operating Loss to Adjusted EBITDA as well as Gross Profit to Adjusted Gross Profit, see the reconciliation tables appended to this release.

Third Quarter and Recent Highlights

•	Received conditional approval to serve as a pharmaceutical processor by the Virginia Cannabis Control Authority with exclusive rights to service Health Service Area 1, one of five service regions in the state of Virginia.[2]

•	Launched adult-use sales in Ohio with three affiliated AYR stores and wholesale operations. The Company has also started the process of building out five new dispensaries in Ohio that are expected to open in the first half of 2025.

•	In November 2024, the New York Cannabis Control Board voted to approve the application for Amethyst Health, LLC (“Amethyst Health”) for registration as a “Registered Organization,” which would conditionally allow the company to commence medical marijuana operations in the state. AYR is an operational partner and minority equity holder in Amethyst Health.

•	Entered the Connecticut market with the opening of AYR Cannabis Manchester.

•	Opened four retail stores in total during the quarter, including the Company’s fourth Illinois retail store in July, and the Company’s 65th and 66th stores in Florida.

Board & Management Changes

•	In July 2024, Louis Karger was appointed Chairman of the Company’s board of directors (the “Board”) following the resignation of prior Executive Chairman, Jonathan Sandelman.

•	In September 2024, the Company appointed Steven M. Cohen as interim Chief Executive Officer, replacing David Goubert, who stepped down as CEO and President. The Board is currently conducting a search for a permanent CEO and has retained True Search, a global recruiting firm, to lead the search.

•	In October 2024, Jamie Mendola and Julie Winter were promoted to interim Co-Chief Revenue Officers of the Company, after having previously held the positions of Regional Senior Vice Presidents. George Denardo’s role as Chief Operating Officer was expanded to provide greater oversight of marketing and greater coordination with the interim Co-Chief Revenue Officers.

Financing and Capital Structure

The Company deployed $6.1 million of capital expenditures in Q3 and remains on target with the Company’s guidance of approximately $20 million for the full year. AYR ended Q3 with aggregate cash, cash equivalents, and a restricted cash balance of $51 million.

2 Several lawsuits have been filed seeking to overturn the award of this conditional approval. These legal actions are in preliminary stages, and at present, the Company intends to proceed with its planned expansion into Virginia.

As of September 30, 2024, the Company had approximately 116.2 million fully diluted shares outstanding based on a treasury method calculation as of that date (excluding 23 million warrants expiring in February 2026 with an exercise price of $2.12).

Outlook

For the fourth quarter, the Company expects revenue and Adjusted EBITDA to be essentially flat compared to the third quarter of 2024. AYR also continues to expect positive GAAP cash flow from operations for calendar 2024.

Conference Call

AYR management will host a conference call today, followed by a question-and-answer period.

Date: Wednesday, November 13, 2024

Time: 8:30 a.m. ET

Toll-free dial-in number: (844) 763-8274

International dial-in number: (647) 484-8814

Webcast: Link

Please dial into the conference call 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Elevate IR at ir@ayrwellness.com.

The conference will be broadcast live and available for replay here.

A telephonic replay of the conference call will also be available for one month until end of day Friday, December 13, 2024.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 8552657

Financial Statements

Certain financial information and analysis reported in this news release is extracted from AYR’s Consolidated Financial Statements and MD&A for the quarter ended September 30, 2024. AYR files its financial statements and MD&A on SEDAR+ and with the SEC. All financial information contained in this news release is qualified in its entirety by reference to such financial statements and MD&A.

Definition and Reconciliation of Non-GAAP Measures

The Company reports certain non-GAAP measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulators require such measures to be clearly defined and reconciled with their most comparable GAAP measures.

Rather, these are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company’s businesses include “Adjusted EBITDA”, “Adjusted EBITDA Margin” and “Adjusted Gross Profit.”

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Company’s operating performances and thus highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA – Non-GAAP Financial Measure

“Adjusted EBITDA” represents (loss) income from continuing operations, as reported under GAAP, before interest and tax, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization and further adjusted to remove non-cash stock-based compensation, impairment expense, the incremental costs to acquire cannabis inventory in a business combination (when applicable; none of which was incurred for any of the periods presented), acquisition and transaction related costs, and start-up costs. Adjusted EBITDA should not be interpreted as an alternative to net (loss) income and cash flows from operations as determined in accordance with GAAP or as measure of liquidity.

Adjusted Gross Profit – Non-GAAP Financial Measure

“Adjusted Gross Profit” represents gross profit, as reported under GAAP, adjusted to exclude the incremental costs to acquire cannabis inventory in a business combination (when applicable; none of which was incurred for any of the periods presented), interest, depreciation and amortization, start-up costs and other non-core costs.

A reconciliation of how Ayr calculates Adjusted EBITDA and Adjusted Gross Profit is provided in the tables appended below. Additional reconciliations of Adjusted EBITDA, Adjusted Gross Profit and other disclosures concerning non-GAAP measures are provided in our MD&A for the three months ended September 30, 2024.

Forward-Looking Statements

Certain statements in this MD&A are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company, its operating subsidiaries, their respective business, and its financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Company, as applicable, and perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking statements are often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “expect”, “target”, “continue”, “forecast”, “design”, “goal” or negative versions thereof and other similar expressions. These statements involve known and unknown risks, assumptions, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. In particular, this news release contains forward-looking statements pertaining to, but not limited to, the following: operational and financial expectations for the 2024 financial year, including Adjusted EBITDA and future cash flow expectations; and the Company’s business plan.

Although the forward-looking statements contained in this news release are based upon assumptions which management of the Company believes to be reasonable, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. With respect to forward-looking statements contained in this news release, the Company has made assumptions regarding, but not limited to: the Company’s ability to execute on its business plan; general economic and industry trends; operating assumptions relating to the Company’s operations; demand for the Company’s products and services; and the other assumptions set forth in the Company’s most recent annual information form available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

The Company’s actual results could differ materially from those anticipated in the forward-looking statements, as a result of numerous known and unknown risks and uncertainties and other factors including, but not limited to: changes in demand for the Company’s products and services; general economic, political, market and business conditions, including fluctuations in interest rates, foreign exchange rates, stock market volatility; reliance on key management personnel; risks related to competition within the Company’s industry and relating to technological advances; litigation risks; cyber-security risks; risks of health epidemics, pandemics and similar outbreaks; and the other risks set forth in the Company’s most recent annual information form and MD&A for the quarter ended September 30, 2024 available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits the Company will derive therefrom. Readers are therefore cautioned that the foregoing lists of important factors are not exhaustive, and they should not unduly rely on the forward-looking statements included in this news release. All forward-looking statements contained in this news release are expressly qualified by this cautionary statement. AYR has no intention, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Assumptions and Risks

Forward-looking information in this release is subject to the assumptions and risks as described in our MD&A for the quarter ended September 30, 2024.

Additional Information

For more information about the Company’s Q3 2024 operations and outlook, please view AYR’s corporate presentation posted in the Investors section of the Company’s website at www.ayrwellness.com.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: ir@ayrwellness.com

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(Expressed in United States Dollars, in thousands, except share amounts)

	As of
	September 30, 2024	December 31, 2023
ASSETS
Current
Cash, cash equivalents and restricted cash	$50,578	$50,766
Accounts receivable, net	11,575	13,491
Inventory	119,551	106,363
Prepaid expenses, deposits, and other current assets	6,152	22,600
Total Current Assets	187,856	193,220
Non-current
Property, plant, and equipment, net	294,210	310,615
Intangible assets, net	645,009	687,988
Right-of-use assets - operating, net	162,163	127,024
Right-of-use assets - finance, net	30,645	40,671
Goodwill	94,108	94,108
Deposits and other assets	7,210	6,229
TOTAL ASSETS	$1,421,201	$1,459,855

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Current
Trade payables	34,557	24,786
Accrued liabilities	29,450	40,918
Lease liabilities - operating - current portion	11,517	9,776
Lease liabilities - finance - current portion	6,464	9,789
Income tax payable	5,449	90,074
Debts payable - current portion	19,621	23,152
Accrued interest payable - current portion	10,891	1,983
Total Current Liabilities	117,949	200,478
Non-current
Deferred tax liabilities, net	64,965	64,965
Uncertain tax position liabilities	117,644	-
Lease liabilities - operating - non-current portion	164,984	125,739
Lease liabilities - finance - non-current portion	15,136	18,007
Construction finance liabilities	-	38,205
Long-term debts payable, net	386,154	411,306
Accrued interest payable - non-current portion	5,632	5,530
Other long-term liabilities	21,968	24,973
TOTAL LIABILITIES	894,432	889,203

Commitments and contingencies

Shareholders' equity
Multiple Voting Shares - no par value, unlimited authorized. Issued and outstanding - nil and 3,696,486 shares, respectively	-	-
Subordinate, Restricted, and Limited Voting Shares - no par value, unlimited authorized. Issued and outstanding - 106,806,135 and 64,574,077 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 9,379,224 and 9,645,016 shares, respectively	-	-
Additional paid-in capital	1,516,384	1,370,600
Treasury stock - nil and 645,300 shares, respectively	-	(8,987)
Accumulated other comprehensive income	3,266	3,266
Accumulated deficit	(978,560)	(783,101)
Equity of Ayr Wellness Inc.	541,090	581,778
Noncontrolling interest	(14,321)	(11,126)
TOTAL SHAREHOLDERS' EQUITY	526,769	570,652
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,421,201	$1,459,855

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in United States Dollars, in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Revenues, net of discounts	$114,328	$114,392	$349,676	$348,795
Cost of goods sold	71,316	66,261	208,843	195,735
Gross profit	43,012	48,131	140,833	153,060

Operating expenses
Selling, general, and administrative	45,004	38,833	126,014	137,813
Impairment of assets	2,150	-	2,150	-
Depreciation and amortization	12,032	11,909	36,117	39,390
Acquisition and transaction costs	1,270	(1,182)	3,634	3,460
Total operating expenses	60,456	49,560	167,915	180,663

Loss from continuing operations	(17,444)	(1,429)	(27,082)	(27,603)

Other income (expense), net
Fair value gain on financial liabilities	-	-	-	23,731
Loss on the extinguishment of debt	-	-	(79,172)	-
Gain (loss) on sale of assets	108	(22)	2,936	(66)
Interest expense, net	(20,245)	(10,772)	(58,192)	(28,834)
Interest income	58	193	253	591
Other income, net	123	6,303	2,527	6,934
Total other (expense) income, net	(19,956)	(4,298)	(131,648)	2,356

Loss from continuing operations before income taxes and noncontrolling interest	(37,400)	(5,727)	(158,730)	(25,247)

Income taxes
Current tax provision	(13,113)	(13,543)	(39,425)	(37,608)
Total income taxes	(13,113)	(13,543)	(39,425)	(37,608)

Net loss from continuing operations	(50,513)	(19,270)	(198,155)	(62,855)

Discontinued operations
Loss from discontinued operations, net of taxes (including loss on disposal of $181,191 for the nine months ended September 30, 2023)	-	(996)	-	(185,683)
Income (loss) from discontinued operations	-	(996)	-	(185,683)

Net loss	(50,513)	(20,266)	(198,155)	(248,538)
Net income (loss) attributable to noncontrolling interest	113	(1,020)	(2,696)	(4,756)
Net loss attributable to Ayr Wellness Inc.	$(50,626)	$(19,246)	$(195,459)	$(243,782)

Basic and diluted net loss per share
Continuing operations	$(0.44)	$(0.24)	$(1.79)	$(0.79)
Discontinued operations	-	(0.01)	-	(2.54)
Total (basic and diluted) net loss per share	$(0.44)	$(0.25)	$(1.79)	$(3.33)

Weighted average number of shares outstanding (basic and diluted)	114,839	76,563	108,976	73,105

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars, in thousands)

	Nine Months Ended
	September 30, 2024	September 30, 2023
Operating activities
Consolidated net loss	(198,155)	$(248,538)
Less: Loss from discontinued operations	-	(4,492)
Net loss from continuing operations before noncontrolling interest	(198,155)	(244,046)
Adjustments for:
Fair value gain on financial liabilities	-	(23,731)
Stock-based compensation	15,696	13,338
Shares issued for consulting services	-	79
Depreciation and amortization	21,180	24,984
Amortization of intangible assets	43,828	43,828
Amortization of financing costs	15,270	1,743
Amortization of financing discount	5,597	-
Amortization of financing premium	(52)	(2,263)
Provision for credit losses	528	-
Employee retention credits recorded in other income	(318)	(5,238)
Impairment of assets	2,150
(Gain) loss on sale of assets	(2,936)	66
Loss on the extinguishment of debt	79,172	-
Loss on the disposal of Arizona business	-	181,191
Changes in operating assets and liabilities:
Accounts receivable	1,389	(2,305)
Inventory	(13,189)	1,626
Prepaid expenses, deposits, and other current assets	6,035	(4,164)
Trade payables	2,113	(5,334)
Accrued liabilities	(5,017)	3,245
Accrued interest payable, current and non-current portions	9,010	6,653
Lease liabilities - operating	3,673	1,857
Income tax payable	(84,625)	31,396
Uncertain tax position liabilities	117,644	-
Cash provided by continuing operations	18,993	22,925
Cash provided by discontinued operations	-	2,180
Cash provided by operating activities	18,993	25,105

Investing activities
Purchase of property, plant, and equipment	(16,491)	(20,790)
Capitalized interest	(4,766)	(7,274)
Proceeds from the sale of assets	316	-
Cash paid for business combinations and asset acquisitions, net of cash acquired	-	(1,500)
Cash paid for business combinations and asset acquisitions, working capital	-	(2,600)
Cash paid for bridge financing	-	(72)
Purchase of intangible asset	(213)	(1,700)
Cash used in investing activities from continuing operations	(21,154)	(33,936)
Proceeds from sale of Arizona business - discontinued operation	-	18,084
Cash received for working capital - discontinued operations	-	840
Cash used in investing activities of discontinued operations	-	(44)
Cash used in investing activities	(21,154)	(15,056)

Financing activities
Proceeds from exercise of warrants	27	-
Proceeds from notes payable	40,000	10,430
Proceeds from financing transaction, net of financing costs	8,309	39,100
Debt issuance costs paid	(9,216)	-
Payment for settlement of contingent consideration	(10,094)	(10,118)
Tax withholding on stock-based compensation awards	(283)	(360)
Repayments of debts payable	(19,181)	(49,098)
Repayments of lease liabilities - finance (principal portion)	(7,589)	(7,676)
Cash provided by (used in) financing activities by continuing operations	1,973	(17,722)
Cash used in financing activities from discontinued operations	-	(124)
Cash provided by (used in) financing activities	1,973	(17,846)

Net decrease in cash and cash equivalents and restricted cash	(188)	(7,797)
Cash, cash equivalents and restricted cash at beginning of the period	50,766	76,827
Cash included in assets held-for-sale	-	3,813
Cash, cash equivalents and restricted cash at end of the period	$50,578	$72,843

Supplemental disclosure of cash flow information:
Interest paid during the period, net	$34,178	$25,430
Income taxes paid during the period, net	6,405	7,080
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	48,537	8,586
Recognition of right-of-use assets for finance leases	2,440	4,402
Issuance of promissory note related to business combinations	1,820	1,580
Conversion of convertible note related to business combination	700	2,800
Issuance of Equity Shares related to business combinations and asset acquisitions	210	115
Issuance of Equity Shares related to settlement of contingent consideration	-	4,647
Issuance of promissory note related to settlement of contingent consideration	-	14,000
Settlement of contingent consideration	-	37,713
Capital expenditure for cultivation facility	2,467	1,764
Extinguishment of construction finance liabilities for lease reclassification of cultivation facility	39,176	-
Extinguishment of note payable related to sale of Arizona business	-	22,505
Extinguishment of accrued interest payable related to sale of Arizona business	-	1,165
Reduction of lease liabilities related to sale of Arizona business	-	16,734
Reduction of right-of-use assets related to sale of Arizona business	-	16,739
Reclassification of right-of-use assets to property, plant, and equipment due to exercise of repurchase option at lease expiration	5,597	-
Retirement of Treasury Shares	8,987	-
Issuance of warrants in connection with debt extinguishment	47,049	-
Issuance of Equity Shares in connection with debt extinguishment	94,302	-

Ayr Wellness Inc.

Unaudited Interim Consolidated Adjusted EBITDA and Gross Profit Reconciliation

(Expressed in United States Dollars, in thousands)

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	$	$	$	$
Loss from continuing operations (GAAP)	(17,444)	(1,429)	(27,082)	(27,603)

Interest (within cost of goods sold "COGS")	575	776	1,869	2,290
Depreciation and amortization (from statement of cash flows)	21,151	22,019	65,008	68,812
Acquisition and transaction costs	1,270	(1,182)	3,634	3,460
Stock-based compensation, non-cash	8,794	3,410	15,696	13,417
Impairment of assets	2,150	-	2,150	-
Start-up costs[1]	4,762	2,909	10,638	8,871
Other[2]	4,888	1,924	9,024	14,961
	43,590	29,856	108,019	111,811

Adjusted EBITDA from continuing operations (non-GAAP)	26,146	28,427	80,937	84,208

1 These are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations

2 Other non-core costs including non-operating adjustments, severance costs and non-cash inventory write-downs

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	$	$	$	$
Gross profit (GAAP)	43,012	48,131	140,833	153,060

Interest (within COGS)	575	776	1,869	2,290
Depreciation and amortization (within COGS)	9,119	10,109	28,892	29,422
Start-up costs (within COGS)	3,102	1,295	6,258	4,305
Other (within COGS)	4,567	196	5,886	5,773
Adjusted Gross Profit from continuing operations (non-GAAP)	60,375	60,507	183,738	194,850